SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                 JOAN H. PRUSSE
                                  1999 BROADWAY
                                   SUITE 4300
                             DENVER, COLORADO 80202
                                 (303) 296-5647
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      J. Landis Martin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a) [ ] (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                 7      SOLE VOTING POWER

                                                  1,589,747
        NUMBER OF
          SHARES                 8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                       -0-
           EACH
        REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                   1,589,747

                                10      SHARED DISPOSITIVE POWER
                                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,589,747

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.7%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                  SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 3 and 5 of this
Statement are hereby amended as set forth below. The Company completed a two-for-one split of all of the outstanding Shares on September 6, 2005. All Share numbers and prices reported herein have been adjusted to reflect this stock split even if the dates as to which such numbers speak to were prior to the effective date of the stock split.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following:

     Within the past 60 days, Mr. Martin exercised options to acquire Shares and used the proceeds from the market sales of certain of the Shares thus acquired ("cashless exercise") to pay the exercise price of the options. The amount of funds used for such Share acquisitions is shown below:

          Date                 Number of Shares              Total Consideration
          ----                 ----------------              -------------------
        8/12/05                     37,000                         $331,890
        8/15/05                     50,000                         $450,000
        9/01/05                     50,000                         $450,000
        9/07/05                     37,000                         $368,890
        9/08/05                     50,000                         $550,000

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended in its entirety as follows:

     (a) Mr. Martin may be deemed to beneficially own 1,589,747 Shares, (approximately 4.7% of the outstanding Shares, based on the 33,051,954 Shares outstanding as of September 9, 2005). The Shares deemed to be beneficially owned by Mr. Martin include 1,057,414 Shares directly held by Mr. Martin, 343,333 Shares obtainable upon conversion of 103,000 shares of Series A Preferred directly held by Mr. Martin, and 189,000 Shares obtainable within 60 days upon exercise of options granted under the Company's 1996 Long Term Performance Incentive Plan. Under such Plan, a grantee may not exercise out-of-the money stock options. However, the aggregate number of option Shares reported herein include all vested and outstanding stock options, without regard to whether or not any such options are in-the-money.

     Members of Mr. Martin's family are the direct holders of 29,400 Shares (or approximately 0.09% of the outstanding Shares). Mr. Martin may be deemed to be the beneficial owner of the 29,400 Shares directly held by members of his family, but disclaims beneficial ownership of such Shares.

     (b) Mr. Martin has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to the Company securities he beneficially owns. Mr. Martin understands that his family members that own Shares have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to the Shares they own.

     (c) During the past 60 days, Mr. Martin has effected the following transactions in the Company's securities:

        --------------------- ------------------------ ------------------------------- ------------------------------
                Date             Number of Shares               Transaction                 Price Per Share ($)
                                                                                        (exclusive of commissions)
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/12/05                    37,000                Option Exercise                       $8.9700
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/12/05                       400                Sale (NYSE)                           $32.505
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/12/05                    10,000                Sale (NYSE)                           $32.525
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/12/05                       400                Sale (NYSE)                           $32.630
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/12/05                     1,800                Sale (NYSE)                           $32.725
        --------------------- ------------------------ ------------------------------- ------------------------------
              8/12/05                    10,000                Sale (NYSE)                           $32.620
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                     2,000                Sale (NYSE)                           $32.660
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                     2,000                Sale (NYSE)                           $32.650
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                     1,400                Sale (NYSE)                           $32.835
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                     2,000                Sale (NYSE)                           $32.830
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                    50,000                Option Exercise                       $9.0000
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/15/05                     4,000                Sale (NYSE)                           $32.750
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/16/05                     2,000                Sale (NYSE)                           $32.750
        --------------------- ------------------------ ------------------------------- ------------------------------
            8/16/05                    34,000                Sale (NYSE)                           $32.250
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/01/05                    50.000                Option Exercise                       $9.0000
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/01/05                       400                Sale (NYSE)                           $33.330
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/01/05                     9,600                Sale (NYSE)                           $33.325
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/01/05                     6,000                Sale (NYSE)                           $33.500
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/01/05                    10,000                Sale (NYSE)                           $33.250
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/02/05                     7,000                Sale (NYSE)                           $32.275
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/02/05                     4,000                Sale (NYSE)                           $32.375
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/02/05                     2,600                Sale (NYSE)                           $32.450
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/02/05                       200                Sale (NYSE)                           $32.485
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/02/05                       200                Sale (NYSE)                           $32.395
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/7/05                     37,000                Option Exercise                       $9.9700
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/7/05                     14,800                Sale (NYSE)                           $33.500
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/7/05                        200                Sale (NYSE)                           $33.550
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/7/05                        300                Sale (NYSE)                           $33.460
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/7/05                      4,000                Sale (NYSE)                           $33.350
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/08/05                     5,000                Sale (NYSE)                           $34.400
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/08/05                     5,700                Sale (NYSE)                           $34.150
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/08/05                    50,000                Option Exercise                       $11.000
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/08/05                    18,300                Sale (NYSE)                           $34.300
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/08/05                     1,700                Sale (NYSE)                           $34.250
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/09/05                     5,000                Sale (NYSE)                           $34.500
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/09/05                    10,000                Sale (NYSE)                           $34.900
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/09/05                     1,500                Sale (NYSE)                           $34.620
        --------------------- ------------------------ ------------------------------- ------------------------------
            9/09/05                     3,500                Sale (NYSE)                           $34.600
        --------------------- ------------------------ ------------------------------- ------------------------------

     (d) Mr. Martin has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities he beneficially owns. Mr. Martin understands that his family members that own Shares have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares they own.

     (e) On September 1, 2005, Mr. Martin ceased to be the beneficial owner of more than five percent (5%) of the Shares.


            [The remainder of the page is intentionally left blank.]

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September ___, 2005




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin